KPMG Peat Marwick LLP

        Three Embarcadero Center
        San Francisco, CA 94111


                        INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 Stagecoach Funds, Inc.
        and
Securities and Exchange Commission:


We have examined management's assertion that the Aggressive Growth Fund, Arizona Tax-Free Fund, Asset Allocation Fund, Balanced Fund, California Tax-Free Bond Fund, California Tax-Free Income Fund, California Tax-Free Money Market Mutual Fund, Corporate Stock Fund, Diversified Income Fund, Equity Value Fund, Ginnie Mae Fund, Government Money Market Mutual Fund, Growth and Income Fund, Intermediate Bond Fund, Money Market Mutual Fund, Money Market Trust, National Tax-Free Fund, National Tax-Free Money Market Fund, Oregon Tax-Free Fund, Prime Money Market Mutual Fund, Short-Intermediate U.S. Government Income Fund, Small Cap Fund, Treasury Money Market Mutual Fund, and U.S. Government Allocation Fund (constituting Stagecoach Funds, Inc.)(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 1997, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

The Aggressive Growth Fund, Asset Allocation Fund, Corporate Stock Fund, National Tax-Free Money Market Fund, Small Cap Fund, and U.S. Government Allocation Fund are feeder funds which invest solely in a corresponding master portfolio. As such, the investment record consists of book-entry tracking of shares of ownership on the feeder fund's custodial system.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1997 and for the period from July 31, 1997 (the date of our last examination) through November 30, 1997, with respect to securities transactions:


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KPMG Peat Marwick LLP


* Confirmation of all securities with the custodians, Wells Fargo Bank, N.A., and Barclays Global Investors, N.A.;

* Confirmation or examination of underlying documentation of all securities purchased but not received;

* Reconciliation of all securities to the books and records of the Funds and the custodians;

* Verified all shares owned by the feeder funds agreed to the corresponding master portfolios' transfer agency records; and

* Tested a selected sample of security transactions to determine if they were properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1997 and for the period from July 31, 1997 (the date of our last examination) through November 30, 1997, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Stagecoach Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                        /s/ KPMG Peat Marwick LLP

December 15, 1997
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                             [WELLS FARGO LOGO]

Private Client Services Group
Support Services Division
P.O. Box 63002
San Francisco, CA 94163


                                                            December 15, 1997

KPMG Peat Marwick LLP
Three Embarcadero Center
San Francisco, CA  94111

RE: STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Stagecoach Funds, Inc. (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1997 and for the period from July 31, 1997 through November 30, 1997.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1997 and for the period from July 31, 1997 through November 30, 1997 with respect to securities reflected in the investment accounts of the Funds.

Stagecoach Funds, Inc.

By:

/s/ Richard H. Blank, Jr.                         /s/ Michael Hogan
________________________                          __________________________
Richard H. Blank, Jr.                             Michael Hogan
Treasurer and Chief Operating Officer             Senior Vice President
Stagecoach Funds, Inc.                            Managing Director of Mutual
                                                  Fund Division
                                                  Wells Fargo Bank, Adviser to
                                                  Stagecoach Funds, Inc.


/s/ Stephen Rogers
________________________
Stephen Rogers
Principal
Barclays Global Investors
Sub-adviser to Life & Annuity Trust

                          Printed on Recycled Paper
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM  N-17F-2

             Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                       Management Investment Companies
                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



--------------------------------------------------------------------------------
1. INVESTMENT COMPANY ACT FILE NUMBER:               DATE EXAMINATION COMPLETED:

811-       6419                                      November 30, 1997
--------------------------------------------------------------------------------
2. STATE IDENTIFICATION NUMBER:
   -----------------------------------------------------------------------------
   AL           AK          AZ            AR            CA           CO
   -----------------------------------------------------------------------------
   CT           DE          DC            FL            GA           HI
   -----------------------------------------------------------------------------
   ID           IL          IN            IA            KS           KY
   -----------------------------------------------------------------------------
   LA           ME          MD            MA            MI           MN
   -----------------------------------------------------------------------------
   MS           MO          MT            NE            NV           NH
   -----------------------------------------------------------------------------
   NJ           NM          NY            NC            ND           OH
   -----------------------------------------------------------------------------
   OK           OR          PA            RI            SC           SD
   -----------------------------------------------------------------------------
   TN           TX          UT            VT            VA           WA
   -----------------------------------------------------------------------------
   WV           WI          WY            PUERTO RICO
   -----------------------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------
3. EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

        STAGECOACH FUNDS, INC.
--------------------------------------------------------------------------------
4. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE(NUMBER, STREET, CITY, STATE, ZIP CODE):

        111 CENTER STREET, LITTLE ROCK, ARKANSAS  72201
--------------------------------------------------------------------------------

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY:

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f 2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT:

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f 2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


        THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT